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                                                                    Exhibit 4.11

                              EMPLOYMENT AGREEMENT


                                 by and between


          DIAGEN Institute for Molecular Biological Diagnostics, GmbH,
                         Max-Volmer-Str. 4, 4010 Hilden

                             - hereinafter DIAGEN -

                                       and

                               Mr. Peer M. Schatz




                            - hereinafter Employee -



                                    Article 1
                   Commencement of the Employment Relationship

(1)  The Employee shall commence his activities on January 5, 1993.

(2) The initial six months shall be deemed as a probationary period. During said probationary period, one month's notice of termination may be given by either party at the end of any month.

                                    Article 2
                                 Job Description

(1) The Employee shall assume the responsibilities of Director, Finance, Accounting and Controlling. He shall perform all tasks in conjunction with the aforementioned activities.

(2)  The Employee shall report to the Executive Board.

(3) The Company reserves the right to assign to the Employee a different field of tasks that corresponds to his education and his abilities with his remuneration remaining unchanged.

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(4)  The right of termination due to a change of contract shall remain unaffected.

                                    Article 3
                                 Work Deployment

(1)  The Employee's weekly work period shall comprise 39 hours.

(2) The Employee agrees to perform the tasks assigned to him during his activities conscientiously and to be best of his abilities, and to safeguard DIAGEN's interests in every respect. The Employee agrees in particular to comply with all legal and corporate safety regulations.

(3) The Employee shall be ready and willing to work overtime and extra hours within the framework of operational requirements.

                                    Article 4
                        Ancillary Activities and Lectures

(1) Any independent or task-related ancillary activity by the Employee shall require the prior written approval of DIAGEN. DIAGEN shall grant such approval if the ancillary activity does not violate DIAGEN's interests.

(2) Lectures and publications shall also require approval of DIAGEN if DIAGEN's interests are touched. The subject and relevant content shall be reviewed by a Superior for his approval.

                                    Article 5
                                     Salary

(1)  The Employee shall receive a gross monthly salary of DM 10,000.

(2) In addition, the Employee shall receive benefits in the form of contributions to an Employee stock investment plan in the gross amount of DM 52.00 per month.

(4) The salary including any supplemental bonuses, etc. shall be transferred in non-cash form at the end of each month to an account to be named by the Employee.

(5) The aforementioned base pay explicitly includes any remuneration for extra or overtime work.

                                    Article 6
                                  Vacation Pay

(1) The Employee shall receive voluntary vacation pay together with his June salary in the amount of DM 30.00 per vacation day as set forth in Article 12; such pay shall be

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     revocable at any time. In the entry year, the Employee vacation pay shall be prorated.

                                    Article 7
                               Christmas Gratuity

(1) Together with the November salary, the Employee shall receive a Christmas bonus in the amount of one fixed salary pursuant to Article 5 (1).

(2) No claim to the Christmas gratuity shall exist if the employment agreement is terminated by either party at the time of disbursement or as per December 31 of any year, or if it ends pursuant to an agreement to terminate the contract. However, this shall not apply if the termination occurs for personal reasons that the Employee does not need to justify. The same shall apply to any agreement to terminate the contract.

(3) The Employee shall repay the Christmas gratuity if he leaves of his own volition, through extraordinary termination by DIAGEN or for reasons of misconduct by March 31 of the calendar year following the disbursement or in the event that the Christmas gratuity amounts to more than one month's remuneration, if he leaves by June 30 of the calendar year following the disbursement.

(4) The repayment obligation set forth above shall be in force also in the event that the employment agreement is terminated within the aforementioned period by way of an agreement to terminate the contract and if the agreement to terminate the contract is in lieu of an extraordinary termination or termination based on misconduct and issued within the prescribed time limits or if it is due to a termination request on the part of the Employee.

(5)  In the entry year, the Christmas bonus shall be prorated.

                                    Article 8
                         Salary Pledge and/or Assignment

(1) The Employee may pledge or assign his remuneration claims to any third parties only with the prior approval of DIAGEN.

(2) The Employee shall bear the actual costs of the pledge, if granted, in an amount not less than DM 10.00 per payment to the pledge creditor.

                                    Article 9
                                 Travel Expenses

(1) For travel in the interest of DIAGEN, the EMPLOYEE shall be entitled to reimbursement of costs in accordance with the following provisions:

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(2)  In general, expenditures must be within appropriate levels. The guidelines established by the Employer must be observed as well as the following provisions:

(3) In the event of an overnight stay, the costs of a four star hotel shall be reimbursed. Second class train fares and economy class flights shall be reimbursed. Taxi, telephone and fax expenses shall be reimbursed in their actual amounts.

(4) Additional expenditures for business entertainment, food and related expenses shall be included in the taxable lump sum amount.

(5) Expenditures shall be reimbursed in their actual amounts only when documented by receipts.

(6)  Invoicing of expenditures shall be made at the end of the month.

(7) The Employee shall be entitled to an appropriate advance of these sums to the extent needed.

                                   Article 10
                                    Insurance

(1) DIAGEN shall include the Employee in the existing group accident insurance. The insurance amount in the event of death shall be DM 50,000.00, in the event of disability, DM 200,000.00.

(2) Beneficiary from the insurance shall be the Employee in the event of disability; in the event of death, the person designated by the Employee. If no person has been designated, the beneficiary shall be the spouse, otherwise the other legal heirs.

                                   Article 11
                               Employee Inventions

The law on employee inventions shall be applicable, as well as the guidelines issued thereto on the remuneration of employee inventions in private service.

                                   Article 12
                               Secrecy Obligation

(1) The Employee agrees to maintain secrecy on all confidential matters and activities, in particular on business and operational secrets, that he gains knowledge of within the framework of his activities during his employment as well as after his leaving the employment relationship. The secrecy obligation shall also apply to the salary agreement as concluded.

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(2)  The aforementioned secrecy obligation shall not only apply vis-a-vis any external third parties but also vis-a-vis other Employees of DIAGEN to the extent that the latter are not authorized to receive such information by way of their official activities.

                                   Article 13
                        Obligation to Provide Information

The Employee will inform his superiors and the management also, if necessary, about all activities in his area of responsibility, to the extent that this knowledge is of importance to superiors, e.g. in order to avoid damages or carry out improvements. The above applies also to observations and information outside of his own direct area of responsibility.

                                   Article 14
                                    Vacation

(1)  DIAGEN shall grant the Employee 5 weeks (25 workdays) of vacation.

(2) The vacation claim shall increase by one workday for each full year of service, up to a maximum of 30 workdays.

(3) The vacation shall be coordinated with his/her superior and the [other] employees.

(4)  The Employee shall provide DIAGEN with his/her vacation address.

(5) Any vacation not taken shall be forfeited on March 31 of the subsequent year.

                                   Article 15
                                Inability to Work

(1) The Employee is required to notify DIAGEN without delay of any inability to work, in particular of any disability and its anticipated duration. Upon request, the reasons for the inability to work shall be disclosed. In the event of any deadlines, the Employee shall point out any work requiring preferential attention.

(2) If the inability to work lasts longer than 3 calendar days, the Employee shall submit a doctor's attestation of the existence of the inability to work as well as its anticipated duration not later than on the following workday.

(3) If the Employee is prevented from performing his duties because of disability due to illness that is not his fault, he shall not lose his claim to compensation for the period of his inability to work up to a period of 6 weeks.

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(4)  In the event of approval of a recuperative, rehabilitative or other health measure, the employee shall present an attestation without delay regarding the approval and duration of treatment as well as any other relevant information.

                                   Article 16
                                   Assignment

(1) Claims for damages from any third party due to loss of wages incurred by him because of the Employee's inability to work shall be transferred to DIAGEN to the extent that DIAGEN has continued to pay the Employee's remuneration.

(2) The Employee shall provide QIAGEN without delay with any information necessary for the assertion of such damage claims.

                                   Article 17
                      Duration of the Employment Agreement

(1)  The employment agreement is concluded for an indeterminate time period.

(2) After the probation period, the employment agreement may be terminated at the end of any quarter, with six weeks notice. After one year, the period of notice shall be extended to 3 months of any quarter. The period for providing notice shall be extended in accordance with the legal provisions. Any extension of the period of notice for the Employer shall be matched in equal time by an extension of the period of notice on the part of the Employee.

(3) Any termination shall have to be given in writing. Transmission of a signed fax shall be deemed to be in compliance with the written requirement.

(4) DIAGEN shall have the right to release the Employee after notice has been given, honoring any residual vacation claims.

(5) At the latest, the employment agreement shall end with the expiration of the month in which the Employee reaches age 65. The EMPLOYEE is obligated to confirm this agreement providing sufficient notice prior to this date.

(5) The right to terminate without notice shall remain unaffected. Any termination without notice shall at the same time be deemed a precautionary termination given within the legally prescribed time limits.

                                   Article 18
                               Contractual Penalty

If in violation of the agreement, the Employee does not commence his activities, terminates them prematurely, is terminated without notice, or violates the secrecy

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obligations set forth in Article 12, he shall have to pay a contractual penalty in the amount of one gross monthly salary pursuant to Article 5. DIAGEN shall have the right to assert further damages.

                                   Article 19
                           Return of Business Records

(1) All business and work records regardless of their nature, including data-processing programs and the like, shall remain the property of the Company. Removal from the business premises shall be permitted only with the approval of superiors.

(2) The business records, and likewise any copies, duplicates, etc., must be returned at any time upon request, or at the time of termination of the employment relationship.

(3)  The Employee shall have no right of retention.

                                   Article 20
                                 Expiration Date

All claims arising from this employment relationship shall be forfeited unless they are asserted in writing not later than six months following their coming into being and, in the event they are refused by the other party, unless they are asserted in court within two months after communication of the refusal.

                                   Article 21
                                Final Provisions

(1) The parties have concluded no other agreements with the exception of the ones set forth above.

(2) Any future amendments of and/or supplements to the agreement shall be in writing in order to acquire legal effect. This shall apply to the preceding sentence as well.

(3) If any provision of this contract should be or become ineffective, the legal validity of the remaining provisions shall not be affected thereby. In lieu of the invalid provision, the parties agree to concur on a provision that comes the closest, in economic terms, to the invalid one. The same shall apply in the event of a loophole, or if any individual provisions should be or become impracticable.


Hilden, February 24, 1993


DIAGEN
Institute for Molecular Biological Diagnostics, GmbH

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By: /s/ Dr. Metin Colpan                    By: /s/ Dr. Jurgen Schumacher
   ---------------------                        -------------------------
Dr. Metin Colpan                            Dr. Jurgen Schumacher


Employee

/s/ Peer M. Schatz
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Peer M. Schatz